September 26, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Rosehill Resources Inc.

Registration Statement on Form S-1, as amended (File No. 333-223041)

Ladies and Gentlemen:

Reference is made to our letter, issued in our capacity as representative of the several underwriters of the proposed public offering of Class A common stock, par value $0.0001 (the “Common Stock”), in Rosehill Resources Inc. (the “Registrant”), and including the Common Stock to be sold by the Registrant pursuant to the underwriters’ option to purchase additional shares of Common Stock, filed as correspondence via EDGAR on September 25, 2018, in which we requested the acceleration of the effective date of the above referenced registration statement for September 26, 2018 at 5:30 p.m. We hereby join the Registrant in its request that such registration statement no longer be declared effective at this time and hereby formally withdraw the prior request for acceleration of the effective date.

As representative of the several underwriters of the proposed public offering of the Registrant’s Common Stock, and including the Common Stock to be sold by the Registrant pursuant to the underwriters’ option to purchase additional shares of Common Stock, we hereby join the Registrant’s request for acceleration of effectiveness of the above-referenced registration statement to 5:00 p.m. (Eastern time) on September 27, 2018, or as soon thereafter as is practicable, unless the Registrant notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that, during the period from September 24, 2018 to the date of this letter, we have effected the following distribution of the preliminary prospectus, dated September 24, 2018, relating to the public offering of the Registrant:

202 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

As representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Jackson
Name: James Jackson
Title: Managing Director